UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 5, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Zale Corporation

File No. 1-04129 - CF#23758

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Zale Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.4 to a Form 10-Q filed on June 9, 2009, as refiled as Exhibit 10.2 to a Form 8-K filed on December 24, 2009.

Based on representations by Zale Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4 to Form 10-Q filed on June 9, 2009 through March 8, 2011
Exhibit 10.2 to Form 8-K filed on December 24, 2009 through March 8, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel